Exhibit 99.1

ROSETTA GENOMICS LTD.

10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel
Phone number +972-73-222-0700

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On July 29, 2013

Notice is hereby given that an Annual General Meeting (the “Annual Meeting”) of the shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli Company, will be held at the offices of the Company at 10 Plaut St., Rehovot, Israel on July 29, 2013 at 16:00 (Israel time) for the following purposes:

1.	Re-election of Mr. Roy N. Davis to serve as a Class III director of the Company until the annual general meeting of the Company’s shareholders to be held in 2016 in accordance with the Company’s Articles of Association; and
2.	To approve an update to the remuneration of the directors of the Company; and
3.	Re-election of Mr. Gerald Dogon to serve as external director of the Company for an additional period of three years beginning on the date of approval by the Annual Meeting; and
4.	Re-election of Ms. Tali Yaron-Eldar to serve as external director of the Company for an additional period of three years beginning on the date of approval by the Annual Meeting; and
5.	Approval of remuneration for the external directors; and
6.	Approval of a compensation policy for the Company’s directors and officers, in accordance with the requirements of the Israeli Companies Law, 1999; and
7.	Approval of an option grant to Mr. Ken Berlin, the Chief Executive Officer of the Company; and
8.	Approval of an increase of the Company’s registered (authorized) share capital and the corresponding amendment to the Articles, all as described in the accompanying proxy statement; and
9.	Re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (“KFGK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013, and until the next annual general meeting, and to authorize the Board to determine the remuneration of KFGK in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors; and
10.	To discuss the report of the independent registered public accounting firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2012.

Shareholders of record at the close of trading on June 20, 2013 are entitled to notice of, and to vote at, the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to August 5, 2013 at the same time and place, without it being necessary to notify the shareholders. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Shareholders who do not expect to attend the Annual Meeting in person are requested to mark, date and sign the enclosed proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 32 of the Company’s Articles of Association, the vote of the senior holder who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order of registration of the joint holders in the Company’s shareholder register. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock

Transfer & Trust Company located at 6201 15th Avenue, Brooklyn, NY 11219 not less than two (2) hours before the time fixed for the Annual Meeting unless such requirement is waived by the chairman of the Annual Meeting. Shareholders who attend the Annual Meeting and provide the required information may revoke their proxies and vote their shares in person.

The complete form of the proposed resolutions may be viewed at the offices of the Company at its above mentioned address between the hours of 9:00 a.m. and 4:00 p.m. Israel Daylight Time, Sunday through Thursday, upon prior coordination with Oded Biran, Adv. at +972-73-222-0700 and on the Company’s website at www.rosettagenomics.com

By order of the Board of Directors,

/s/ Brian A. Markison

Brian A. Markison
Chairman of the Board
June 17, 2013

PROXY STATEMENT

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel
Phone number +972-73-222-0700

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On July 29, 2013

The enclosed proxy is being solicited by the board of directors of Rosetta Genomics Ltd. (the “Board” and the “Company”, respectively) for use at our Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company at 10 Plaut St., Rehovot, Israel on July 29, 2013 at 16:00 (Israel Daylight Time), or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting has been established as of the close of trading on June 20, 2013.

As of June 14, 2013, we had outstanding 9,725,593 of our ordinary shares, nominal (par) value NIS 0.6 each (“Ordinary Shares”), each of which is entitled to one vote upon each of the matters to be presented at the Annual Meeting1.

We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about June 21, 2013. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. As of June 21, 2013, these proxy materials have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a Report on a Form 6-K and are available on the Company’s website www.rosettagenomics.com. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, not less than two (2) hours before the time fixed for the Annual Meeting unless such requirement is waived by the chairman of the Annual Meeting.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to each proposal set forth in the accompanying Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Annual Meeting or requesting the return of the proxy at the Annual Meeting; or (iii) executing and delivering to us a later-dated proxy.

Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to August 5, 2013 at the same time and place, without it being necessary to notify the shareholders. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum. Shares subject to broker non-votes and abstentions are counted for purposes of determining whether a quorum is present but will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as with regard to any applicable matter broker non-votes and abstentions are not counted as being present or as having been voted.

[1]	This does not include 3,257 Ordinary Shares held as treasury shares under Israeli law, all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meeting of shareholders of the Company.

All proposals to be presented at the Annual Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal. The Company is not currently aware of any controlling shareholders as such term is defined for purposes of the Israel Companies Law 5759, 1999 (the “Companies Law”).

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Annual Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL ONE — APPOINTMENT OF A DIRECTOR

Background

Our articles of association (the “Articles”) provide that the minimum number of members of the Board is two and the maximum number is eleven. Our Board is presently comprised of seven members two of whom are “external directors” appointed under the Companies Law. Our Board (other than the external directors) has been divided into three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years.

Our directors (except for the external directors) are divided among the classes as follows:

•	Class I: The Chairman of the Board, Mr. Brian A. Markison serves as the only Class I director, and his term expires at the annual general meeting of shareholders to be held in 2014;
•	Class II: Dr. David Sidransky and Dr. Joshua Rosensweig currently serve as Class II directors, and their terms expire at the annual general meeting of shareholders to be held in 2015; and
•	Class III: Mr. Roy N. Davis currently serve as Class III director, and his term expires at this Annual Meeting.

In addition, our two external directors, Mr. Gerald Dogon and Ms. Tali Yaron-Eldar, were initially elected by our shareholders on May 30, 2007 and were then re-elected on July 14, 2010 for three-year terms, and their current terms expire on July 13, 2013.

Given the end of the term of Mr. Roy N. Davis, we are proposing that the shareholders re-elect Mr. Roy N. Davis as a director for an additional term of three years. If re-elected at this Annual Meeting, Mr. Roy N. Davis will serve until the annual general meeting of the Company’s shareholders to be held in 2016 or until his office is vacated in accordance with the Company’s Articles of Association and the Companies Law.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time to the performance of his or her duties as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a public company, at which the election of a director is to be considered, will not be convened unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Mr. Roy Davis, has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a director of the Company, detailed his or her applicable qualifications to the Company, and demonstrated to the Company that he is capable of dedicating the appropriate amount of time for the performance of his duties as a director. Copies of the declaration of the proposed nominee are available for inspection at the Company’s offices in Rehovot, Israel.

The following information is provided with respect to the nominee and is based upon the records of the Company and information provided to it by the nominee:

Mr. Roy N. Davis (born on January 31, 1947) has served as a member of our board of directors since June 2012. From January 2008 through January 2012, Mr. Davis was the President of Johnson & Johnson Development Corporation, J&J’s wholly owned ventures group, and Vice President of Corporate Development for all of J&J. In these roles, Mr. Davis was responsible for acquisition and licensing in areas outside of current J&J business sectors, venture capital investing on behalf of J&J and management of J&J’s wholly owned ventures. These efforts focused on developing new companies for J&J that offer transformational health care solutions. From 2003 to 2007, Mr. Davis held the positions of Company Group Chairman, J&J, and Worldwide Franchise Chairman, Ortho Clinical Diagnostics, with responsibilities for Ortho Clinical Diagnostics, Inc., Veridex LLC and Therakos, Inc. Mr. Davis joined J&J in 1984, where he moved through leadership positions of increasing responsibility in the organization in the United States, Europe and Asia.

The address for Mr. Roy Davis is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to re-elect Mr. Roy N. Davis, as a Class III director, to serve until the 2016 annual general meeting of shareholders.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolutions.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

PROPOSAL TWO — APPROVAL OF AN UPDATE TO THE REMUNERATION
OF THE DIRECTORS OF THE COMPANY

Background

As of the date hereof and in accordance with prior resolutions of the Company’s Audit Committee, Board and shareholders meeting that was held on October 12, 2012, each of the Company’s directors (except for the external directors, the Chairman of the Board who receives higher remuneration and Mr. Joshua Rosensweig who agreed to receive remuneration equal to the remuneration paid to the external directors) is entitled to receive: (1) remuneration in an amount of US$20,000 plus VAT per year, paid in equal quarterly installments, and a director who serves as a member of a Committee formed by the Board shall be entitled to additional annual remuneration of US$7,500 plus VAT per committee, and (2) payment of a participation fee of US$250 plus VAT for every Board or Board committee meeting including, inter alia, meeting by means of communication (teleconferences) and unanimous written resolutions.

In addition, each of the Company’s directors (except for the external directors and except for the Chairman of the Board who receives higher remuneration) is entitled to receive: (1) options to purchase 24,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Ordinary Shares on the date of the Shareholders meeting approving the options, vesting in equal installments annually over a period of three years beginning on the date of the Shareholders meeting approving the options and such options shall expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (the “GSIP”), and (2) 5,000 Restricted Stock Units (“RSUs”) upon the commencement of each twelve months period in office as a director beginning on the date of the Shareholders meeting approving the options. The options and RSUs are granted and otherwise subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP, except that the exercise period of the options and RSUs upon termination shall be six months. To the maximum extent permissible, all options shall be treated as “Incentive Stock Options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

Under the Companies Law, compensation of a director in a public company requires the approval of the company’s compensation committee, Board and general meeting of shareholders, in that order. The changes in remuneration proposed for all directors as described below have been approved by the Company’s Compensation Committee and Board, in that order, and now require approval of the Company’s shareholders at the Annual Meeting.

The Company’s Compensation Committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, the annual fee and the participation fee paid to each of the Company’s directors, shall not be less than the minimal annual fee and participation fee applying with respect to our external directors under the prevailing laws and regulations, which amounts are NIS 31,700 (approximately US$8,800) for minimal annual fee and NIS 1,590 (approximately US$441) for minimal participation fee). The minimal fees vary based on the company’s equity.

The proposed remuneration complies with the proposed company’s compensation Policy.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to approve that the annual fee and the participation fee paid to each of the Company’s directors, shall not be less than the minimal annual fee and participation fee applying with respect to our external directors under the prevailing laws and regulations.”

Pursuant to the Companies Law, since the Company has not yet adopted a compensation policy, the approval of the directors remuneration requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy, provided that (i) the majority includes at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voted on the matter (disregarding abstentions); or (ii) the non-controlling shareholders or shareholders that do not have a personal interest in the matter, who are present and voted against the approval of the directors’ remuneration hold two percent or less of the voting power in the company.

A “Personal Interest” of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (a “Family Member”), or a personal interest of an entity in which the shareholder (or Family Member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a Personal Interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a Personal Interest, and failure to do so disqualifies the shareholder from participating in the vote.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL THREE — APPOINTMENT OF MR. GERALD DOGON AS AN
EXTERNAL DIRECTOR

Background.

The term of Mr. Gerald Dogon, who serves as an external director under the provisions of the Companies Law, will expire on July 13 2013. Mr. Gerald Dogon is a candidate for re-election as an external director at the Extraordinary Meeting to serve for an additional term of three years as of the date of the Annual Meeting.

Companies incorporated under the laws of the State of Israel whose shares are listed on a stock exchange, including The NASDAQ Capital Market, are required to appoint at least two natural persons as “external directors”. The Companies Law provides that no person may be appointed as an external director if such person is a controlling shareholder or a relative of a controlling shareholder, or if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of such person’s appointment to serve as an external director, any affiliation to the company to whose board such external director is proposed to be appointed or with any other entity (which its controlling shareholder, on or within the two years preceding the date of such person’s appointment, is the said company or its controlling shareholder), with any controlling shareholder of the company, with a relative of such controlling shareholder, at the date of appointment, or with any entity controlled by the company or by a controlling shareholder of the company, or, if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, any affiliation with the chairman of the board of directors, the chief executive officer, the most senior financial officer of the company, or to a shareholder holding 5% or more of the outstanding shares or voting rights of the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (as that term is defined in the Companies Law) (which term includes a director).

In addition, no person may serve as an external director if: (a) the person’s position or other business activities create, or may create, a conflict of interest with the person’s duties as a director or may interfere with the person’s ability to serve as an external director; (b) at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described above, even if such affiliation is not on a regular basis, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with such person’s services as an external director, other than as permitted under the Companies Law and the regulations promulgated thereunder. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

Under the Companies Law, a person may only be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise, provided that at least one of the external directors must have accounting and financial expertise. However, according to regulations promulgated pursuant to the Companies Law, which were amended on and effective as of January 2013, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Capital Market, may appoint external directors who have professional qualifications only (and not accounting and financial expertise) provided that an existing member of the board of directors has accounting and financial expertise and is considered as an independent director under the relevant non-Israeli rules, relating to independence standards for audit committee membership. In addition, the board of directors of publicly traded companies, such as us, are required to make a determination as to the minimum number of directors who must have financial and accounting expertise in addition to the external director, based among other things, on the type and size of the company and the scope and complexity of its operations, and subject to the number of directors that may be appointed by the company as set forth in its articles of associations. Our board of directors has determined that other than one external director no other directors are required to have financial and accounting expertise.

Mr. Gerald Dogon has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as an external director of the Company, detailed his applicable qualifications to the Company, and demonstrated to the Company that he is capable of dedicating the appropriate amount of time for the performance of his duties as a director. Based on the said declarations, our board of directors has determined that Mr. Gerald Dogon, possesses the requisite financial and accounting expertise and that he possess the requisite professional qualifications. Copies of the declaration provided by Mr. Dogon are available for inspection at the Company’s offices in Rehovot, Israel.

External directors are elected for a term of three years and may be re-elected to two additional terms of three years each, subject to the appointment procedure determined in the Companies Law. However, under regulations promulgated pursuant to the Companies Law, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Market, NASDAQ Global Select Market, and, as of January 14, 2013, the NASDAQ Capital Market, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable subject to certain limitations and procedures determined in such regulations.

The following information is based upon the records of the Company and information provided to it by the nominee:

Gerald Dogon has served as a member of our board of directors since February 2007 and he is also a member of the audit committee and compensation committee. From December 2004 to December 2006, Mr. Dogon served as a director and a member of the audit, investment and nomination committees of Scailex Corporation (previously Scitex Corporation). From October 2005 until it was acquired by PMC-Sierra, Inc. in May 2006, he served as a member of the board of directors of Passave, Inc., a semiconductor company. From 1999 to 2000, he served as a director and as chairman of the audit committee of Nogatech, Inc. Mr. Dogon has also served as a member of the board of directors of Fundtech Ltd. and was a member of its audit and nominating committees. From 1994 to 1998, Mr. Dogon served as Executive Vice President and Chief Financial Officer of DSPC Inc., and in addition, from November 1997 until December 1999, as a member of its board of directors. Mr. Dogon holds a B.A. in Economics from the University of Cape Town.

The address for Mr. Gerald Dogon is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to re-elect Mr. Gerald Dogon as an external director, for a term of three years as of the date of the Annual Meeting.”

Pursuant to the Companies Law, the appointment of the external director requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy, provided that (i) the majority includes at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voted on the matter of the election of the external director (disregarding abstentions); or (ii) the non-controlling shareholders or shareholders that do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voted against the election of the external director hold two percent or less of the voting power in the company.

A “Personal Interest” of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (a “Family Member”), or a personal interest of an entity in which the shareholder (or Family Member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a Personal Interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a Personal Interest, and failure to do so disqualifies the shareholder from participating in the vote.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

PROPOSAL FOUR — APPOINTMENT OF MS. TALI YARON-ELDAR AS AN
EXTERNAL DIRECTOR

Background.

The term of Ms. Tali Taron-Eldar, who serves as an external director under the provisions of the Companies Law, will expire on July 13, 2013. Ms. Tali Taron-Eldar is a candidate for re-election as an external director at the Extraordinary Meeting to serve for an additional term of three years as of the date of the Annual Meeting.

As explained above, Companies incorporated under the laws of the State of Israel whose shares are listed on a stock exchange, including The NASDAQ Capital Market, are required to appoint at least two natural persons as “external directors”. The Companies Law provides that no person may be appointed as an external director if such person is a controlling shareholder or a relative of a controlling shareholder, or if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of such person’s appointment to serve as an external director, any affiliation to the company to whose board such external director is proposed to be appointed or with any other entity (which its controlling shareholder, on or within the two years preceding the date of such person’s appointment, is the said company or its controlling shareholder), with any controlling shareholder of the company, with a relative of such controlling shareholder, at the date of appointment, or with any entity controlled by the company or by a controlling shareholder of the company, or, if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, any affiliation with the chairman of the board of directors, the chief executive officer, the most senior financial officer of the company, or to a shareholder holding 5% or more of the outstanding shares or voting rights of the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (as that term is defined in the Companies Law) (which term includes a director).

In addition, no person may serve as an external director if: (a) the person’s position or other business activities create, or may create, a conflict of interest with the person’s duties as a director or may interfere with the person’s ability to serve as an external director; (b) at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described above, even if such affiliation is not on a regular basis, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with such person’s services as an external director, other than as permitted under the Companies Law and the regulations promulgated thereunder. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

Under the Companies Law, a person may only be appointed as an external director if he or she has professional qualifications or if he or she has accounting and financial expertise, provided that at least one of the external directors must have accounting and financial expertise. However, according to regulations promulgated pursuant to the Companies Law, which were amended on and effective as of January 2013, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Capital Market, may appoint external directors who have professional qualifications only (and not accounting and financial expertise) provided that an existing member of the board of directors has accounting and financial expertise and is considered as an independent director under the relevant non-Israeli rules, relating to independence standards for audit committee membership. In addition, the board of directors of publicly traded companies, such as us, are required to make a determination as to the minimum number of directors who must have financial and accounting expertise in addition to the external director, based among other things, on the type and size of the company and the scope and complexity of its operations, and subject to the number of directors that may be appointed by the company as set forth in its articles of associations. Our board of directors has determined that other than one external director no other directors are required to have financial and accounting expertise.

Ms. Tali Yaron-Eldar has declared to the Company that she complies with the required qualifications under the Companies Law for appointment as an external director of the Company, detailed her applicable qualifications to the Company, and demonstrated to the Company that she is capable of dedicating the appropriate amount of time for the performance of her duties as a director. Based on the said declarations, our board of directors has determined that Ms. Tali Yaron-Eldar, possesses the requisite professional qualifications. Copies of the declaration made by Ms. Yaron-Eldar are available for inspection at the Company’s offices in Rehovot, Israel.

External directors are elected for a term of three years and may be re-elected to two additional terms of three years each, subject to the appointment procedure determined in the Companies Law. However, under regulations promulgated pursuant to the Companies Law, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Market, NASDAQ Global Select Market, and, as of January 14, 2013, the NASDAQ Capital Market, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable subject to certain limitations and procedures determined in such regulations.

The following information is based upon the records of the Company and information provided to it by the nominee:

Tali Yaron-Eldar has served as a member of our board of directors since February 2007 and he is also a member of the audit committee and compensation committee. Since January 2013, Ms. Yaron-Eldar has served as founder of her own private practice. Between March 2007 and December 2012, Ms. Yaron-Eldar had been a partner with the law firm of Tadmor & Co. From January 2004 to March 2007, she was a partner at the law firm of Cohen, Yaron-Eldar & Co. From January 2004 to January 2008, Ms. Yaron-Eldar served as the Chief Executive Officer of Arazim Investment Company She has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T. department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar holds an M.B.A. specializing in finance and an LL.M. from Tel Aviv University and is a member of the Israeli Bar Association.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to re-elect Ms. Tali Yaron-Eldar as an external director, for a term of three years as of the date of the Annual Meeting.”

Pursuant to the Companies Law, the appointment of the external director requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy, provided that (i) the majority includes at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voted on the matter of the election of the external director (disregarding abstentions); or (ii) the non-controlling shareholders or shareholders that do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voted against the election of the external director hold two percent or less of the voting power in the company.

A “Personal Interest” of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (a “Family Member”), or a personal interest of an entity in which the shareholder (or Family Member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a Personal Interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a Personal Interest, and failure to do so disqualifies the shareholder from participating in the vote.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

PROPOSAL FIVE — APPROVAL OF REMUNERATION
FOR THE EXTERNAL DIRECTORS OF THE COMPANY

Background

The Companies Law and the regulations promulgated pursuant thereto governing the terms of compensation payable to external directors require that external directors receive annual payment as well as payment for participation in meetings as set forth in the regulations. The regulations further provide that such remuneration may generally be determined relative to that of “other directors” (all the directors except for (i) the external directors, (ii) controlling directors, (iii) directors who have another position with the Company or with a controlling shareholder or provides services, on an ongoing basis, to the Company or to a controlling shareholder, (iv) directors who do not receive remuneration from the Company except for Company’s securities) provided that there are at least two “other directors” and further provided that such relative remuneration shall not be (a) lower than the minimum amounts set forth in the regulations and from the lowest amount paid to any “other director” or (b) higher than the average amounts paid to the “other directors” (provided that an “expert external director” who has accounting and financial expertise or an extensive skills and profound understanding of the company’s business in light of his experience or education may receive 1.33 times of such average).

In addition, according to the regulations, an external director may receive, in addition to his remuneration as detailed above, securities (shares of the company or rights to receive shares of the company) provided that the securities are granted in the framework of an incentive plan which includes all the “other directors” and additional office holders, and subject to the conditions applicable with respect to the relative remuneration as detailed in the paragraph above.

The remuneration for all external directors must be identical provided that the “expert external directors” may receive higher remuneration. The company’s election to pay the external directors relative remuneration and to grant the external directors securities may not be changed during the external directors’ three years term of appointment.

Under the Companies Law, compensation of an External director in a public company requires the approval of the company’s compensation committee, board of directors and general meeting of shareholders, in that order.

Pursuant to the resolutions of our Audit Committee, our Board and our shareholders (at their meeting held on July 14, 2010) each external director is currently entitled to an annual fee of NIS 40,000 and to an additional participation fee of NIS 2,800 per meeting. According to the Companies Law and the regulations promulgated pursuant thereto, the external directors are entitled to 60% of the participation fee in the event that such external director remotely participates in a meeting and to 50% of the participation fee in the event a resolution is adopted by the Board or a Board on which such external director serves as a member, without a meeting. In addition, it was resolved that, in the event that during their term as external directors we increase the remuneration payable, whether by way of annual compensation or on a per meeting basis, to any “other directors”, each external director will be entitled, to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such “other directors” as annual compensation or as compensation for participation in meetings, respectively.

The Company’s Compensation Committee and Board of directors resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting and the approval of Proposal Two above, as of the Annual Meeting each of the external directors of the Company shall receive remuneration that is equal to the remuneration paid to the “other directors” (as detailed in Proposal Two above) of the Company, subject to the provisions of the Israeli Companies Law.

The proposed remuneration complies with the proposed company’s compensation Policy.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTIONS AT THE MEETING:

“RESOLVED, to approve that each of the Company’s external directors shall be entitled to receive, as of their reappointment date, annual remuneration and participation fees in the amounts and terms as described in the accompanying proxy statement.”

“RESOLVED, to approve that as of their reappointment date, each of the Company’s external directors shall be entitled to receive options and RSUs in such numbers and under such terms as described in the accompanying proxy statement.”

Pursuant to the Companies Law and the regulations promulgated pursuant thereto governing the terms of compensation payable to external directors, since the proposed remuneration is higher than the maximum amount set forth in the regulations by more than 50%, the approval of such remuneration requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy, provided that (i) the majority includes at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voted on the matter (disregarding abstentions); or (ii) the non-controlling shareholders or shareholders that do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voted against the approval of the external directors’ remuneration hold two percent or less of the voting power in the company.

A “Personal Interest” of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (a “Family Member”), or a personal interest of an entity in which the shareholder (or Family Member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a Personal Interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a Personal Interest, and failure to do so disqualifies the shareholder from participating in the vote.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ALL THE ABOVE PROPOSED RESOLUTIONS.

PROPOSAL SIX — APPROVAL OF COMPENSATION POLICY FOR
THE COMPANY’S DIRECTORS AND OFFICERS

Background

Amendment No. 20 to the Companies Law, which came into effect in December 2012 (“Amendment No. 20”), requires Israeli public companies to appoint a compensation committee and to adopt a compensation policy with respect to its officers (the “Compensation Policy”) no later than September 11 2013. In addition, Amendment No. 20 addresses the corporate approval process required for a public company’s engagement with its officers (with specific reference to a director, a non-director officer, a Chief Executive Officer and controlling shareholders and their relatives who are employed by the company).

Amendment No. 20 details the considerations that should be taken into account in determining the Compensation Policy (including, among other things, promoting the company’s goals, its business plan and long term policy, creating appropriate incentives for the company’s officers, considering, among others, the company’s risk management policy and the company’s size and scope of operations) and certain issues which should be included in the Compensation Policy.

The Compensation Policy should be approved by (i) the Board of Directors upon the recommendation of the compensation committee; and by the general meeting of shareholders of the Company with a special majority, as defined below, provided however that under special circumstances, the Board of Directors may approve the Compensation Policy regardless of the shareholders meeting objection.

In accordance with Amendment No. 20, the Compensation Policy should be approved every three years and without derogating from such requirement, the board of directors should, from time to time, review the Compensation Policy and the need to adjust it to the requirements of the Companies Law due to a material change in the circumstances that existed upon the approval of the Compensation Policy or for any other reason.

Following the recommendation of the Compensation Committee, the Board has approved, on June 17, 2013, a Compensation Policy in accordance with the provisions of Amendment No. 20, in the form attached as Annex A to this Proxy Statement.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED to approve the Company’s Compensation Policy, in the form attached as Annex A to the Proxy Statement.”

Pursuant to the Companies Law the approval of the Compensation Policy requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy, provided that (i) the majority includes at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Compensation Policy, who are present and voted on the matter (disregarding abstentions); or (ii) the non-controlling shareholders or shareholders that do not have a personal interest in the approval of the Compensation Policy, who are present and voted against the approval of the Compensation Policy hold two percent or less of the voting power in the company.

A “Personal Interest” of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (a “Family Member”), or a personal interest of an entity in which the shareholder (or Family Member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a Personal Interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a Personal Interest, and failure to do so disqualifies the shareholder from participating in the vote.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL SEVEN — APPROVAL OF AN OPTION GRANT FOR MR. KEN BERLIN,
THE CHIEF EXECUTIVE OFFICER OF THE COMPANY

Background

According to the Companies Law, as amended in Amendment No. 20, the terms of employment of a chief executive officer should be approved (in that order) by (i) the compensation committee, (ii) the board of directors and (iii) by the general meeting of shareholders of the Company with a special majority, as defined below. Notwithstanding the above, the compensation committee and board of directors may approve such employment terms regardless of the shareholders meeting objection, provided that both the compensation committee and the board of directors decided to do so based on detailed arguments after they re-discussed the employment terms and considered, among other things the objection of the shareholders meeting.

The Company’s Compensation Committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, Mr. Ken Berlin shall be entitled to receive an option to purchase 178,324 Ordinary Shares, at an exercise price per share equal to the closing price of the Ordinary Shares on the date of the Annual Meeting, vesting quarterly in equal installments over a period of four years beginning on the date of the Annual Meeting and such options shall expire ten years after their date of grant, unless they expire earlier in accordance with the terms of the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)).

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED: to approve granting Mr. Ken Berlin an option to purchase 178,324 shares of the Company’s stock, in accordance to terms set out in this Proxy Statement.”

Pursuant to the Companies Law the approval of the proposed options grant requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy, provided that (i) the majority includes at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the options grant, who are present and voted on the matter (disregarding abstentions); or (ii) the non-controlling shareholders or shareholders that do not have a personal interest in the approval of the options grant, who are present and voted against the approval of the options grant hold two percent or less of the voting power in the company.

A “Personal Interest” of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (a “Family Member”), or a personal interest of an entity in which the shareholder (or Family Member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a Personal Interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a Personal Interest, and failure to do so disqualifies the shareholder from participating in the vote.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL EIGHT — INCREASE OF SHARE CAPITAL

Background

As of June 14, 2013, the registered (authorized) share capital of the Company was NIS 12,000,000 divided into 20,000,000 Ordinary Shares, nominal (par) value NIS 0.6 each, and the Company’s outstanding share capital was 9,725,593 Ordinary Shares (not including 3,257 ordinary shares held as treasury shares under Israeli law).

In addition, the Company has outstanding warrants to purchase 401,227 ordinary shares and options to purchase approximately 676,824 ordinary shares that have been awarded under the Company’s incentive plans (including the options that will be awarded to Mr. Ken Berlin, assuming the approval of the resolutions under Proposal Seven above, and including options awarded to the External Directors, assuming the approval of the resolutions under Proposal Five above) and an additional 200,631 ordinary shares will be available for future grants under such plans. In order to provide the Company with more flexibility in raising capital in the future to fund its ongoing activities and to have enough authorized and unreserved ordinary shares available to cover the issuance of shares issuable upon conversion or exercise of all the outstanding warrants and options, it is proposed to increase the Company’s registered (authorized) share capital by NIS 12,000,000 divided into

20,000,000 ordinary shares, nominal (par) value NIS 0.6 each (the “Capital Increase”). As a result, following such increase, the registered (authorized) share capital of the Company will be NIS 24,000,000 divided into 40,000,000 ordinary shares, nominal (par) value NIS 0.6 each.

Accordingly, the Board is recommending to shareholders to approve the Capital Increase and to amend the Articles to reflect such Capital Increase.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTIONS BE ADOPTED AT THE ANNUAL MEETING:

“RESOLVED,

(1)	That the registered (authorized) share capital of the Company be, and it hereby is, increased by NIS 12,000,000, so that following such increase the registered (authorized) share capital of the Company will be NIS 24,000,000 divided into 40,000,000 ordinary shares, nominal (par) value NIS 0.6 each.
(2)	That Article 4(a) of the Company’s Articles of Association shall be deleted and replaced in its entirety with the following new Article 4(a):

“The registered (authorized) share capital of the Company is twenty four million New Israeli Shekels (NIS 24,000,000) divided into forty million (40,000,000) Ordinary Shares, nominal (par) value NIS 0.6 per share.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PROPOSED RESOLUTIONS.

PROPOSAL NINE — APPROVAL OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM AND AUTHORIZATION TO DETERMINE COMPENSATION

Background

At the Annual Meeting, Kost, Forer, Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global (“KFGK”), will be nominated for re-appointment as independent registered public accounting firm of the Company and its subsidiaries for the fiscal year ending December 31, 2013, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act of 2002, the Company’s Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors. However, under Israeli law, the appointment of independent auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the independent auditors to the board of directors, and the Company’s shareholders have done so in the past. In addition, pursuant to Israeli law, the Audit Committee is required to examine the independent auditor’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the independent auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the independent auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board and approved by either the shareholders or the Board, as the case may be. The Audit Committee has reviewed, and is satisfied with, the performance of KFGK, and has approved their re-appointment as the Company’s independent registered public accounting firm. Approval of that appointment, as well as authorization of the Board to determine the compensation of the independent auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

The Audit Committee is responsible for the oversight of its independent auditors’ scope of work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by KFGK and other members of Ernst & Young Global. These services may include audit services, audit-related services, tax services and other services, as further described below. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, KFGK and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

The Company paid the following fees for professional services rendered by KFGK and other members of Ernst & Young Global, for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012
Audit fees(1)	$88,706	$107,000
Audit related fees(2)	$28,000	$75,000
Tax fees(3)	$15,257	$13,600
All other fees(4)	$—	$—
Total	$131,963	$195,600

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.
(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.
(4)	Includes fees for business related consultation.

KFGK has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of KFGK.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE ANNUAL MEETING:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global, be, and they hereby are, re-appointed as independent registered public accounting firm of the Company for the fiscal year ending December 31, 2013 and until the Company’s next annual general meeting, and that the Board of Directors of the Company, be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors — SEC Filing” section of our website at www.rosettagenomics.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The filing of the Notice of Meeting and this proxy statement as an exhibit to a Report on Form 6-K with the SEC should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

By order of the Board of Directors,

/s/ Brian A. Markison

Brian A. Markison
Chairman of the Board

ANNEX A

Compensation Policy
of
Rosetta Genomics Ltd.
(“Company”)

1.	This Compensation Policy will also be in effect regarding Rosetta Genomics Inc. and any of the Company’s subsidiaries.
2.	The numerical values and ratios incorporated herein are limiting. The relevant organs of the company will be responsible for applying suitable reasonable values and ratios in accordance with the conditions prevailing in the company, its competitors and the general economic environment.
3.	Definitions
3.1.	In this Compensation Policy (the “Policy”) the following terms shall bear the meanings set forth below, unless inconsistent with the subject matter, context or the Companies Law, as defined below:
(a)	“Office Holder” shall mean every director and every other person included in the definition of “office holder” under the Companies Law, including the executive officers of the Company (i.e., the VPs, EVPs, CEO, CFO, CSO, CMO and the General Counsel).
(b)	“External Directors” shall mean directors appointed and serving in accordance with Sections 239 through 249 of the Companies Law.
(c)	“Companies Law” shall mean the Israeli Companies Law, 5759-1999, as amended and as may be amended from time to time, and any regulations promulgated thereunder.
(d)	“Director” shall mean a member of the Board of Directors.
(e)	“Executive Officers” shall mean Office Holders excluding directors;
a.	“First Tier Executive Officers” shall mean the Chief Executive Officer (unless there is a specific directive relating to the C.E.O. elsewhere) Chief Medical Officer, Chief Science Officer, Chief Commercial Officer, Chief Financial Officer, General Counsel and the executive vice presidents of the Company.
b.	“Second Tier Executive Officers” shall mean the remaining Office Holders, who are not directors.
3.2.	Defined terms used herein, but not defined, shall have the meaning given them in the Companies Law or Company’s Articles of Association, as the case may be.
4.	General Criteria for hiring Office Holders and Determining Direct and Indirect Compensation

Generally, in hiring an Office Holder, and determining their compensation, and the changes thereof, various factors shall be considered, including:

4.1.	Relevant education;
4.2.	Qualifications;
4.3.	Skills;
4.4.	Experience;
4.5.	Achievements;
4.6.	Salary of other executives in the Company;
4.7.	Salary norms within the Company’s peer group and the broader life sciences marketplace;

4.8.	The ratio between the office holders’ compensation and the wage of other Company’s employees in the same territory and especially with respect to the average and median salaries of such employees and the influence of such ratio on the labor relations in the Company. When considering and approving this Compensation Policy, the Compensation Committee and the Board has reviewed the current ratio between the compensation of the highest paid Office Holder in each territory in which the Company operates and (i) the average of the salaries of all employees of the Company located in said territory (which ratio is between 2.5 to 4, depending on territory) and (ii) the median salaries for all employees of the Company located in said territory (which ratio is between 2.5 to 6, depending on territory) and is on the low end in comparison to similar companies.
4.9.	Previous employment/service agreement;
4.10.	Geographic location of services rendered; and
4.11.	Scope of responsibilities.
5.	Elements of Direct Compensation for Company’s Executive Officers

The Company provides four basic forms of direct compensation: base salary, bonuses and long term and short term equity incentive awards. By and large, the Company favors compensation in the form of bonuses and/or long term equity incentive awards, as the Company is of the opinion that such forms of compensation constitute a more effective motivational inducer and promote a goal oriented atmosphere amongst the Executive Officers. According to the Companies Law, all direct remuneration, and changes to direct remuneration, of Executive Officers is subject to approval by the Company’s Board of Directors (the “Board”).

5.1.	Base Salary — The base salary is intended to provide all of the Company’s Executive Officers with a fair and competitive base level of compensation that reflects their job function, organizational level, experience and tenure, and sustained performance over time. On an annual basis, Company’s Executive Officers may be eligible for a salary increase. The amount of such increase, if any, is based primarily on: (i) the performance of each executive in achieving key corporate and personal objectives established at the beginning of each year; and (ii) comparative market compensation data, as well as demonstrated levels of core job competency and effective leadership. Increases are considered within the context of the Company’s overall budgetary parameters before more specific individual and market competitive factors and overall economic factors are considered. Adjustments to base salary levels typically are made in the first quarter of each year (prorated, as appropriate). The Base Salary of all of the Company’s Executive Officers and any change thereof, is subject to review and approval of the Company’s competent organs.
5.2.	Bonuses — Bonuses or annual performance awards are intended to reward Company’s Executive Officers for achievement of corporate, individual, and key leadership and management objectives on an annual basis. It is typical practice within the Company’s peer group and the broader life sciences marketplace to pay annual performance awards all in cash at the date of the determination of the award amount. Therefore, we believe that the Company’s annual performance awards provide a more competitive compensation package to our Executive Officers. In specific circumstances, the Board may reduce the bonus amount of any Executive Officer. The Bonuses of all of the Company’s Executive Officers as well as the metrics for eligibility for a bonus, and any change thereof, is subject to review and approval of the Board. The Board will endeavor to resolve the annual metrics for bonus payments to Executive Officers (if any) as close as possible to the date of approval of the Company’s annual work plan and in no case, later than two months after the beginning of each calendar year.
5.3.	Long Term Equity Incentive Awards — Long term equity incentive awards are intended to reward Company’s Executive Officers for achievement of corporate, individual, and key leadership and management objectives. In addition, such awards are intended to align the interests of the Executive Officers with those of the Company and its stockholders, promote progress toward achieving Company’s long term goals and assist in long term retention of Executive Officers. As such, long term equity incentive awards for Executive Officers are made in the form of equity remuneration. When awarding equity remunerations, the grant generally includes a one year cliff period, when awarding stock options, after the one year cliff period 25% of the options vest. Following such initial vesting, the remaining options shall vest in equal installments on a quarterly basis over an additional three year period (i.e., 6.25% of the options per quarter). All stock options are subject to the Company’s Global Share Incentive Plan. Any and all long term equity incentive awards to be awarded to any of the Company’s Executive Officers are subject to review and approval of the Company’s competent organs.
5.4.	Short Term Equity Incentive Awards — Short term equity incentive awards are intended to reward Company’s Executive Officers for achievement of individual and key leadership and management objectives in a more immediate manner than Company’s long term equity awards while still maintaining an alignment of the Company’s Executive Officers with the interests of the Company and its stockholders. As such, short term equity incentive awards for Executive Officers are made in the form of Restricted Share Unites (“RSUs”). When awarding RSUs, the grant generally vests according to the Board’s discretion at the time of award, which will in no case be less than one year. It is hereby clarified that Executive Officers will not be entitled to receive short term equity incentive awards if said Executive Officer has not received long term equity incentive awards prior to the short term equity award. Any and all short term equity incentive awards to be awarded to any of the Company’s Executive Officers are subject to review and approval of the Company’s competent organs.
6.	Elements of Indirect Compensation for Executive Officers

According to the Companies Law, all indirect remuneration, and changes to indirect remuneration, of Executive Officers is subject to approval by the Board.

6.1.	Company mobile phone — The Company provides its Executive Officers with mobile phones and bears all reasonable costs associated with the use of the Company mobile phone, or reimburses its Executive Officers for reasonable use of their private mobile phones, all remuneration of cellular phones will be subject to prevailing laws.
6.2.	Company car — The Company makes a Company car available to all of its Executive Officers in Israel and to some in the United States, at an amount according to internal Company policies, subject to the Company’s standard policy and procedures relating to Company cars. The Executive Officer will bear all fines and penalties that may be imposed as a result of the use of the car while the Company bears all expenses of maintaining and operating the car. The Company generally bears gasoline expenses in reasonable amounts.
6.3.	Higher Education — The Company may accommodate, to a certain extent, a work schedule that will allow Executive Officers to pursue higher education. The Company may subsidize, in part or in full, higher education for its Executive Officers following a request made by an Executive Officer. When considering bearing the costs for an Executive Officer’s higher education, the Company shall consider how such higher education will aid the executive in performing his/her duties, what sort of commitment the Executive Officer will provide the Company in return, the Executive Officers’ tenure with the Company and other such factors that may be relevant.
6.4.	The Company provides its’ Executive Officers with generally the same benefits as those provided to all other salaried employees, such as short- and long-term disability, 401(k) or pension with company match, and the ability to participate in our Global Share Incentive Plan.
6.5.	The Company will bear all costs required for Executive Officers to retain their professional status (CLE, CPD), so long as it is determined that this status directly relates to their position with the Company.
6.6.	Professional association fees — the Company will bear all fees associated with an officer’s membership of a professional association and/or guild required to allow performance of the Executive Officer’s job, such as annual membership fees for the legal bar association and accountants’ guild.

6.7.	The Company will maintain Directors and Officers indemnification and insurance policies and will consider exculpating its Directors and Executive Officers in accordance to Company’s policies.
6.8.	This Policy does not include benefits to its Executive Officers in insubstantial amounts, such as: newspaper subscriptions, holiday presents, birthday presents, birth presents, meals and the like, which the Company may grant from time to time in accordance to the Company’s policies.
7.	Additional Criteria for Determining Direct Compensation for Executive Officers
7.1.	Based on an evaluation, each Executive Officer’s performance is rated on a scale from “unsatisfactory” to “outstanding.” The mid-point of this range — “meets requirements” — reflects that such an Executive Officer has generally met the requirements of his or her position. To obtain 100% of an executive’s bonus award or long-term equity incentive award, the executive must be rated at least “exceeds requirements.” The level of performance of each Executive Officer directly influences his or her increase in base salary, annual performance award and long-term equity incentive award relative to target awards (if any). In order to achieve or exceed the target level of the annual performance or long-term equity incentive award, the Executive Officer’s performance must be rated at least “exceeds requirements.” In order to receive any award, the Executive Officer’s performance must be rated at least “meets requirements.”

Executive Officers who are rated “meets requirements” generally receive annual performance awards and/or long-term equity incentive awards of 50% to 85% of the target award for the level of the officer. Executive Officers who are rated “outstanding” may receive annual performance awards and/or long-term equity incentive awards of up to 100% of the target award. In special and extraordinary circumstances, Executive Officers may receive bonus awards and/or long-term equity incentive awards exceeding 100%. The final amount of the award reflects the individual performance during the assessment period.

Each Executive Officer is evaluated as to key leadership and management measures, including each individual’s:

7.1.1.	Contribution to the management team and development and application of leadership skills reflective and supportive of our corporate values, vision and mission;
7.1.2.	Ability to attract, hire, manage, retain, and motivate talent in support of the achievement of Company’s objectives;
7.1.3.	Management of his or her functions and responsibilities within established financial budgets and forecasts;
7.1.4.	Management of regulatory compliance requirements related to his or her responsibilities;
7.1.5.	Going above and beyond the call of duty and the definitions of the executive’s job; there are no thresholds or maximum levels of achievement applicable to these individual objectives or the corporate objectives.
7.2.	Salary Increases for Executive Officers

Unless approved by the General Assembly, annual increases in an Executive Officer’s salary will not exceed 25%.

7.3.	Specific Criteria in Determining Direct Compensation for Group 1 Officer

“Group 1 Officers” shall mean the Chief Science Officer (CSO) and the VP’s who operate in the R&D department.

In addition to the general criteria listed under clauses 4 and 7.1, decisions regarding Group 1 Officers’ compensation are based predominantly on the Company’s level of achievement of key corporate objectives, including, among others:

7.3.1.	Launching of new products;

7.3.2.	Initiation of new academic partnerships or joint ventures;
7.3.3.	Maintaining and developing the Company’s existing academic partnerships and joint ventures.
7.4.	Specific Criteria in Determining Direct Compensation for Group 2 Officers

“Group 2 Officers” shall mean the EVP Corporate Development, Chief Commercial Officer and Business Development officers.

In addition to the general criteria listed under clauses 4 and 7.1, decisions regarding Group 2 Officers’ compensation are based predominantly on the Company’s level of achievement of key corporate objectives, including, among others:

7.4.1.	New transactions finalized;
7.4.2.	Finalizing collaborations with new business partners;
7.4.3.	Delivery of top line forecast.
7.5.	Specific Criteria in Determining Direct Compensation for Group 3 Officers

“Group 3 Officers” shall mean the Chief Financial Officer (CFO) and the financial officers.

In addition to the general criteria listed under clauses 4 and 7.1, decisions regarding the CFO’s compensation are based predominantly on the Company’s level of achievement of key corporate objectives, including, among others:

7.5.1.	Accurate economic strategy and forecasting;
7.5.2.	Successful management and investment of the company’s financial and physical assets;
7.5.3.	Presenting and reporting accurate and timely historical financial information of the Company;
7.5.4.	Implementation and supervision of internal controls.
7.5.5.	Development and maintenance of positive relationship with the financial community and the shareholders.
7.6.	Specific Criteria in Determining Direct Compensation for the Chief Medical Officer

In addition to the general criteria listed under clauses 4 and 7.1, decisions regarding the CMO’s compensation will be based on the company’s level of achievement of key corporate objectives, and comprising, amongst others, items from those mentioned in sections 6.3 and 6.4.

7.7.	Specific Criteria in Determining Direct Compensation for the General Counsel (GC)

In addition to the general criteria listed under clauses 4 and 7.1, decisions regarding the GC’s compensation are based predominantly on the Company’s level of achievement of key corporate objectives, including, among others:

7.7.1.	Successful resolution of legal disputes;
7.7.2.	Monitoring the requirements of corporate governance and legal compliance;
7.7.3.	Drafting of contracts when required and active participation in contract negotiations to facilitate execution of new agreements for the Company; and
7.7.4.	Liaising with outside legal counsel retained to handle specific legal affairs and managing such relationship successfully.

7.8.	Determining Direct Compensation for the Chief Executive Officer (CEO)

In addition to the criteria listed under clauses 4 and 7.1, decisions regarding the CEO’s compensation are based predominantly on the Company’s level of achievement of key corporate objectives, including, among others:

7.8.1.	Increase of net revenues;
7.8.2.	Improving Company’s overall fiscal performance;
7.8.3.	Entering new markets; and
7.8.4.	New licensing, sublicensing, joint venture or partnership agreements.

Decisions regarding the CEO’s compensation, including annual performance awards, are also based on the following measures:

7.8.4.1.	Building long-term shareholder value;
7.8.4.2.	Building and retaining the Company’s senior management team;
7.8.4.3.	Exemplifying the Company’s corporate values, mission and vision;
7.8.4.4.	Developing and executing the Company’s long-term strategy; and
7.8.4.5.	Providing long-term leadership for the Company.
8.	Direct Compensation for Chief Executive Officer
8.1.	Base Salary

The annual base salary for a CEO of the Company shall not exceed US$1,000,000.

8.2.	Bonuses
8.2.1.	In order to ensure the Company offers a competitive compensation package designed to attract, retain and motivate the Company’s CEO, the Company may agree to set an annual target bonus not exceeding 100% of the CEO’s annual base salary. However, in special and extraordinary circumstances, the CEO may receive an annual bonus exceeding 100% of the annual base salary.
8.2.2.	The extent of the bonus will be determined in accordance with the measures and criteria listed in clause 6.1 and 6.8 as well as development and maintenance of positive relationship with the financial community and the shareholders.
8.3.	Long Term Equity Incentive Awards

The CEO will, at no one time, receive options according to the Company’s Global Share Incentive Plan, in the amount exceeding 3% (not diluted) of the Company’s outstanding share capital, at grant time. In addition, the Options’ value shall not exceed US$10,000,000, at grant time.

8.4.	Short Term Equity Incentive Awards

The CEO will be entitled to receive no more than either 100,000 RSU’s per annum, or RSU’s in the amount exceeding 1% (not diluted) of the Company’s outstanding share capital, at grant time. In addition, the RSU’s’ value shall not exceed US$8,000,000, at grant time.

9.	Direct Compensation for Executive Officers Based in USA (not including CEO)
9.1.	Base Salary
9.1.1.	The annual salary for US First Tier Executive Officers (as such term is defined herein) of the Company shall not exceed US$400,000.
9.1.2.	The annual salary for US Second Tier Executive Officers (as such term is defined herein) shall not exceed US$200,000.

9.2.	Bonuses
9.2.1.	In order to ensure the Company offers a competitive compensation package designed to attract, retain and motivate our executive officers, the Company can award an annual bonus not exceeding 50% of the US First Tier Executive Officers’ and an annual bonus not exceeding 30% of the US Second Tier Executive Officers’ annual base salary.
9.2.2.	The extent of the annual bonus will be determined in accordance with the criteria detailed in section 4 and in accordance with the appropriate measures and criteria relevant for the group to which the officer is associated.
9.3.	Long Term Equity Incentive Awards

Each U.S. Based Executive Officer will, at no time, receive options, granted according to the Company’s Global Share Incentive Plan, in an amount exceeding 0.5% (not diluted) of the Company’s outstanding share capital, at grant time. In addition, the Options’ value shall not exceed US$5,000,000, at grant time. The exercise price of all options granted shall be according to the Company’s Global Share Incentive Plan.

9.4.	Short Term Equity Incentive Awards

Each U.S. based Executive Officer will, at no time, receive more than 50,000 RSU’s per annum. Furthermore, the RSU’s Granted will not exceed 0.5% (not diluted) of the Company’s outstanding share capital, at grant time. In addition, the RSU’s value shall not exceed US$4,000,000, at grant time.

10.	Direct Compensation for Executive Officers Based in Israel (not including CEO)
10.1.	Base Salary
10.1.1.	The annual salary for IL First Tier Executive Officers (as such term is defined herein) of the Company shall not exceed ILS 800,000.
10.1.2.	The annual salary for other IL Second Tier Executive Officers (as such term is defined herein) of the Company shall not exceed ILS 500,000.
10.2.	Bonuses
10.2.1.	In order to ensure the Company offers a competitive compensation package designed to attract, retain and motivate our executive officers, the Company may approve an annual target bonus not exceeding 70% of the IL First Tier Executive Officers’ and an annual bonus not exceeding 50% of the IL Second Tier Executive Officers’ annual base salary.
10.2.2.	The extent of annual the bonus will be determined in accordance with the criteria detailed in section 4 and in accordance with the appropriate measures and criteria relevant for the group to which the officer is associated.
10.3.	Long Term Equity Incentive Awards

Each IL based Executive Officer will, at no time, receive options, granted according to the Company’s Global Share Incentive Plan, in an amount exceeding 0.5% (not diluted) of the Company’s outstanding share capital (per Executive Officer), at grant time. In addition, the awarded Options’ value shall not exceed US$5,000,000, at grant time. The exercise price of all options granted shall be according to the Company’s Global Share Incentive Plan.

10.4.	Short Term Equity Incentive Awards

Each IL based Executive Officer will, at no time, receive more than 50,000 RSU’s per annum, furthermore, the RSU’s granted shall not exceed 0.5% (not diluted) of the Company’s outstanding share capital, at grant time. In addition, the RSU’s value shall not exceed US$4,000,000, at grant time.

11.	Advance Notice and Retirement Terms
11.1.	Each Executive Officer is entitled to an individual advance notice period, as will be determined prior to executing an employment agreement. The advance notice period will not exceed 120 days and will not be less than the number of days as set out according to the relevant legislation. In the event an employment agreement between the Company and an Executive Officer is terminated by the latter, the Company will be entitled to the advance notice period, accordingly.
11.2.	The Company may grant Office Holders retirement grants up to 5,000,000 US$, per Executive Officer.
11.3.	In determining the advance notice period and considering granting specific retirement terms, the following will be taken into consideration, among others:
11.3.1.	The terms and period of employment or service;
11.3.2.	The performance and achievements of the company during the period of employment or service;
11.3.3.	The contribution of the Executive Officer to the Company’s achievements, business and profit;
11.3.4.	The circumstances of the retirement.
12.	Claw back

The Company may reclaim any bonus awarded to any Executive Officer, or a part thereof, should it conclude that the bonus was awarded based on incorrect data or as a result of misinformation. In addition, the Company may set-off the reclaimed amount of any future bonus, should the relevant Executive Officer be entitled to one.

13.	Elements of Compensation for Directors of the Company

The Company provides three basic forms of compensation to Directors: base salary, fee per meeting attended and long term equity incentive awards.

13.1.	Base Salary — The base salary is intended to provide all of the Directors with a fair and competitive base level of compensation that reflects their job function.
13.2.	Fee Per Meeting — The Directors are entitled to a certain fee per each meeting of the Board of Directors and/or committee that they attend or participate in, whether physically, via teleconference/videoconference or by unanimous written consent. Such a fee is intended to motivate the Company’s Directors to actively participate in steering the Company.
13.3.	Long Term Equity Incentive Awards — Long term equity incentive awards are intended to align the interests of the Directors with those of the Company and its stockholders and to promote working towards achieving Company’s long term objectives. The long term equity incentive awards are made in the form of stock options in some cases with vesting schedules over multiple years.
14.	Compensation for Directors of the Company
14.1.	Compensation for the Chairman of the Board shall be comprised of the following:
14.1.1.	The Chairman of the Board shall be entitled to an annual salary of up to US$50,000;
14.1.2.	In addition, every committee the Chairman of the Board joins, shall award the Chairman of the Board an annual fee per committee of up to US$30,000;
14.1.3.	Per each meeting of the Board of Directors or board committee, the Chairman of the Board shall be entitled to at least US$400; and
14.1.4.	Options to purchase up to 80,000 Ordinary Shares, at an exercise price per share equal to the closing price of the Ordinary Shares on the date of the shareholders meeting in which the options were awarded, vesting in equal installments annually, over a period of three years beginning on the date of the shareholders meeting in which the options were awarded, as long as the Options’ value, at grant time, will not exceed US$5,000,000;
14.1.5.	Up to 40,000 Restricted Stock Units upon the commencement of each twelve months period in office as a director beginning on the date of the shareholders meeting in which the shareholders approved such a grant, as long as the RSU’s value, at grant time, will not exceed US$2,500,000.
14.2.	Compensation for Directors (other than External Directors) shall be comprised of the following:
14.2.1.	Each Director shall be entitled to an annual salary of up to US$25,000 and no less than the minimal annual fee applying with respect to external directors under the prevailing laws and regulations;
14.2.2.	In addition, every committee a Director joins, shall award the Director an annual fee per committee of up to US$15,000;
14.2.3.	Per each meeting of the Board of Directors or board committee, a Director shall be entitled to at least US$250, and no less than the minimal amount applying with respect to external directors under the prevailing laws and regulations;
14.2.4.	The Company may grant each Director options to purchase up to 40,000 Ordinary Shares, at an exercise price per share equal to the closing price of the Ordinary Shares on the date of the shareholders meeting in which the shareholders approved such a grant, vesting in equal installments annually over a period of three years beginning on the date of the shareholders meeting in which the shareholders approved such a grant, as long as the Options’ value, at grant time, will not exceed US$2,500,000; and
14.2.5.	Up to 20,000 Restricted Stock Units upon the commencement of each twelve months period in office as a Director beginning on the date of the shareholders meeting in which the shareholders approved such a grant, as long as the RSU’s value, at grant time, will not exceed US$1,250,000.
14.3.	Compensation for the External Directors, nominated according to the Israeli Companies Law (in this section 14.3 “External Directors”) shall be comprised of the following, and all subject to the Israeli Companies Law and to regulations promulgated thereunder:
14.3.1.	Each External Director shall be entitled to an annual salary, an annual fee per committee and fee per meeting which will be the average salary of all “Other Directors” (as such term is defined the Companies Regulations (Rules regarding Compensation and Reimbursement for External Directors), 2000 (“Other Directors”).
14.3.2.	In the event the Directors receive options and/or RSU’s, each External Director will be entitled to options to purchase the average number of shares that all Other Directors, not including the Chairman of the Board, receive, at an exercise price per share equal to the closing price of the Ordinary Shares on the date of the shareholders meeting in which the shareholders approved such a grant, with the same schedule granted to the Directors.
14.4.	Return of Expenses — The Director’s compensation detailed above, shall include any expenses said director is entitled to in regard to his/her taking part in a meeting conducted in his/her residence; should the Board conduct a meeting outside the area of residence of an Director taking part in the meeting, the Company shall reimburse said director’s travel expenses. Should the Board conduct a meeting outside the Country of residence of an Director taking part in the meeting, the Company shall reimburse all of said director’s direct expenses relating to his/her participation in the meeting; the reimbursement shall be in accordance to the standards by which the Company pays each director who is not an external director and is not a resident of the country in which the meeting took place.

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ROSETTA GENOMICS LTD.

For the Annual General Meeting of Shareholders

To Be Held On July 29, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Rosetta Genomics Ltd. (the "Company") hereby appoints Oded Biran of the Company, with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 10 Plaut St., Rehovot, Israel on July 29, 2013 at 16:00 (Israel time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxy or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ROSETTA GENOMICS LTD.

DATE OF ANNUAL GENERAL METTING:

July 29, 2013

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of meeting, proxy statement and proxy card are available at www.rosettagenomics.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

   DO YOU HAVE ANY "PERSONAL INTEREST" IN THE MATTER[1]? YES ☐ NO ☐

3. To re-elect Mr. Gerald Dogon, as external director, for an additional period of 3 years as of the date of the Annual Meeting. FOR ☐ AGAINST ☐ ABSTAIN ☐

   DO YOU HAVE ANY "PERSONAL INTEREST" IN THE MATTER[1]? YES ☐ NO ☐

4. To re-elect Ms. Tali Yaron-Eldar, as external director, for an additional period of 3 years as of the date of the Annual Meeting. FOR ☐ AGAINST ☐ ABSTAIN ☐

   DO YOU HAVE ANY "PERSONAL INTEREST" IN THE MATTER[1]? YES ☐ NO ☐

5. To approve that:
   Each of the external directors shall be entitled to receive, as of their appointment date, annual remuneration and participation fee in the amounts and terms as described in the Company's Proxy Statement for its 2013 Annual Meeting (the "**Proxy Statement**").
   As of their appointment date, each of the Company's external directors shall be entitled to receive options and RSUs in such numbers and under such terms as described in the Proxy Statement. FOR ☐ AGAINST ☐ ABSTAIN ☐

   DO YOU HAVE ANY "PERSONAL INTEREST" IN THE MATTER[1]? YES ☐ NO ☐

   DO YOU HAVE ANY "PERSONAL INTEREST" IN THE MATTER[1]? YES ☐ NO ☐

7. To approve granting the Company's CEO, Mr. Ken Berlin, an option to purchase 178,324 shares of the Company's stock, in accordance with the terms set out in the Proxy Statement. FOR ☐ AGAINST ☐ ABSTAIN ☐

   DO YOU HAVE ANY "PERSONAL INTEREST" IN THE MATTER[1]? YES ☐ NO ☐

8. To approve an increase of the Company's registered (authorized) share capital and to approve the amendment to Article 4(a) of the Company's Articles of Association to reflect such capital increase, all as described in the Proxy Statement. FOR ☐ AGAINST ☐ ABSTAIN ☐

THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO SPECIFIC INSTRUCTION IS GIVEN WITH RESPECT TO THE MATTER TO BE ACTED ON, THE SHARES REPRESENTED BY A SIGNED PROXY CARD WILL BE VOTED AS "ABSTAIN" FOR EACH PROPOSAL.

Please sign, date and promptly return this proxy in the enclosed return envelope, which is postage prepaid if mailed in the United States.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.